Citigroup Inc. 399 Park Avenue New York, NY 10022

October 27, 2011

VIA EDGAR CORRESPONDENCE

Ms. Stephanie Hunsaker

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7553

Re:                             Citigroup Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Filed May 5, 2011

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Filed August 5, 2011

File No. 001-09924

Dear Ms. Hunsaker:

As discussed with you on October 27, 2011, this letter confirms that we currently intend to file Citigroup’s responses to the comments of the staff contained in the staff’s letter dated October 26, 2011 by November 18, 2011.

Sincerely,

/s/ Robert Traficanti
Robert Traficanti Deputy Controller and Head of Corporate Accounting Policy Citigroup Inc.